UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50371

CURATIVE HEALTH SERVICES, INC.

(Exact name of registrant as specified in its charter)

61 Spit Brook Road, Suite 505, Nashua, NH 03060, (603) 888-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

10.75% Senior Notes due 2011

Guarantees of 10.75% Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: As a result of consummation of the Registrant’s Prepackaged Joint Plan of Reorganization (the “Plan”), which was confirmed by order of the United States Bankruptcy Court for the Southern District of New York on May 22, 2006: there are 64 record holders of Common Stock; no holders of 10.75% Senior Notes due 2011 (“Senior Notes”); and no holders of Guarantees of 10.75% Senior Notes due 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934 Curative Health Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 7, 2006	By:	/s/ John C. Prior
		Name:	John C. Prior
		Title:	Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.